EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP AND SUBSIDIARIES

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

DECEMBER 31, 2004
Net income from continuing operations, less preferred distributions	$142,851
Preferred distributions	33,777
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(10,202)
Interest expense	135,130
Earnings before fixed charges	$301,556

Interest expense	$135,130
Interest costs capitalized	5,961
Total fixed charges	141,091

Preferred distributions	33,777
Total fixed charges and preferred unit distributions	$174,868

Ratio of earnings to fixed charges	2.14

Ratio of earnings to combined fixed charges and preferred unit distributions	1.72